[LOWNDES, DROSDICK, DOSTER, KANTOR & REED, P.A. LETTERHEAD]

September 30, 2009

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

United States Securities and

    Exchange Commission

Mail Stop 3010

100 F Street, NE

Washington, DC 20549

Re:	CNL Macquarie Global Growth Trust, Inc.

Pre-Effective Amendment No. 4 to Form S-11

Commission File No. 333-156479

Dear Ms. Garnett:

On behalf of CNL Macquarie Global Growth Trust, Inc. (the “Registrant”), we are submitting this correspondence to inform the staff of proposed revisions to the prospectus contained in the above-referenced filing and to the form of subscription agreement attached as Appendix C to the prospectus due to comments we have received from certain state securities administrators. We respectfully request permission to include these revisions in the registrant’s final 424(b)(3) prospectus to be filed upon effectiveness of the above-referenced filing.

For your convenience, attached as Exhibit A to this letter are the relevant pages from the prospectus and form of subscription agreement, marked to reflect the changes between the original language contained in the prospectus and form of subscription agreement filed with Pre-Effective Amendment 4 to the S-11, and the proposed revisions.

The registrant acknowledges that (i) the registrant is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Commission’s Division of Enforcement has access to all information we provide to the staff of the Commission’s Division of Corporate Finance in its review of our filings and in response to its comments to our filings.

Ms. Karen J. Garnett September 30, 2009 Page 2

*****

Please contact me or Kevin J. Lavin, Esq. at (703) 720-7011 if you have any questions or comments regarding the foregoing.

Best regards.

Sincerely,

/s/ Peter E. Reinert

Peter E. Reinert

PER/cb

Enclosures

cc:	Duc Dang (SEC)

Jamie John (SEC)

Cicely LaMothe (SEC)

Kevin J. Lavin, Esq.

David Malinger, Esq.

Michael J. Choate, Esq.

EXHIBIT A

As filed with the Securities and Exchange Commission on September 18, 2009

Registration No. 333-156479

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT FOUR TO FORM S-11

FOR REGISTRATION

Under

THE SECURITIES ACT OF 1933 OF

SECURITIES OF CERTAIN REAL ESTATE COMPANIES

CNL MACQUARIE GLOBAL GROWTH TRUST, INC.

(Exact name of registrant as specified in its governing instruments)

Maryland	6798	26-3859644
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

Telephone: (407) 650-1000

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Robert A. Bourne

Chief Executive Officer

CNL Macquarie Global Growth Trust, Inc.

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

Telephone: (407) 650-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kevin J. Lavin, Esq. Arnold & Porter LLP Suite 900 1600 Tysons Boulevard McLean, Virginia 22102-4865 Telephone: (703) 720-7011	Peter E. Reinert, Esq. Lowndes, Drosdick, Doster, Kantor & Reed, P.A. 215 North Eola Drive Orlando, Florida 32801 Telephone: (407) 843-4600

This is a “best efforts” offering and the number and type of investments we make will depend on the proceeds raised in this offering. In the event we raise only $2 million, we will make fewer investments, resulting in a less diversified portfolio of investments in terms of number, amount and location.

This offering is being made on a “best efforts” basis, which means our managing dealer and participating brokers are only required to use their best efforts to sell shares of our common stock and have no firm commitment or obligation to purchase any of our shares. The minimum amount of shares we are required to sell is $2 million. We are not required to sell the full amount offered in this prospectus. If we are unable to raise substantially more than the minimum offering amount of $2 million, we will make fewer investments, resulting in less diversification in terms of the number of investments owned, the geographic regions in which our real property investments are located and the types of investments that we make. A lack of diversification would increase the likelihood that any single investment’s performance would materially affect our overall investment performance. Your investment in our shares will be subject to greater risk to the extent that we ~~lack a diversified~~have limited diversification in our portfolio of investments. Additionally, our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income.

Company Related Risks

We and our advisor have no operating history and the prior performance of real estate investment programs sponsored by CNL or Macquarie Capital Funds may not be indicative of our future results.

We and our advisor are newly organized companies with no operating histories. You should not rely upon the past performance of other real estate investment programs sponsored by CNL or Macquarie Capital Funds to predict our future results. You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies that are, like us, in their early stage of development. To be successful, our advisor must, among other things:

•	identify and acquire investments that meet our investment objectives;

•	attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations;

•	respond to competition for our targeted real estate properties and other investments; and

•	continue to build and expand its operational structure to support our business.

There can be no assurance that our advisor will succeed in achieving these goals.

Because we rely on affiliates of CNL or Macquarie Capital Funds for advisory, property management and managing dealer services, if these affiliates or their executive officers and other key personnel are unable to meet their obligations to us, we may be required to find alternative providers of these services, which could disrupt our business.

CNL and Macquarie Capital Funds Inc., through one or more of their respective affiliates or subsidiaries, jointly own and control our advisor and our property manager. CNL and Macquarie Capital Funds Inc. each also separately own and control, directly or through affiliates or subsidiaries, our advisor’s sub-advisors and entities that are expected to provide property management services to us. In addition, CNL, through a subsidiary, owns and controls CNL Securities Corp., the managing dealer of this offering. In the event that any of these affiliates or related parties are unable to meet their obligations to us, we might be required to find alternative service providers, which could disrupt our business by causing delays and/or increasing our costs.

Further, our success depends to a significant degree upon the continued contributions of certain executive officers and other key personnel of our advisor, its affiliates and related parties, each of whom would be difficult to replace. We do not have employment agreements with our executive officers, and we cannot guarantee that they will remain affiliated with us or our advisor. Although several of our executive officers and other key employees of affiliates of our advisor, including Curtis B. McWilliams and Steven D. Shackelford, have entered into employment agreements with affiliates of our advisor, these agreements are terminable at will, and we cannot guarantee that such persons will remain employed by our advisor or its affiliates. We do not maintain key person life insurance on any of our executive officers.

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for the property businesses in Australia and the United States. He holds a Bachelor of Architecture (Hons) from the University of Melbourne.

John David (“JD”) Alexander. Independent Director. Mr. Alexander joined our board as an independent member in August 2009. Since January 2008, Mr. Alexander has been a director of Alico, Inc., a publicly-traded, land management company based in Florida that is also involved in a variety of agribusiness pursuits. Mr. Alexander is the chairman and president/chief executive officer of Atlantic Blue Group, Inc., a real estate management, acquisition, and development company. Atlantic Blue Group, Inc. is the majority stockholder in Alico, Inc., a publicly traded land management company based in Florida that is also involved in a variety of agribusiness pursuits. Since January 2008, Mr. Alexander has been a director of Alico, Inc. and previously served as a director of Alico, Inc. from 2004 through April 2005. He served as a co-venturer of Scenic Highland Groves (1996 to 2007), director and president of Lipphardt Advertising, Inc. (1985 to 2002) and previously worked for Alico, Inc. as vice president citrus (1987 to 1997). Mr. Alexander serves as a Florida state senator (2002 to present) including as majority whip (2004-2006) and previously served as a Florida state representative (1998 to 2002). He currently chairs the Policy & Steering Committee on Ways and Means and the Ethics and Elections Committee, while also serving on several other committees. Mr. Alexander was also appointed by Governor Bush to serve as a member of the Florida’s Growth Management Study Commission and the Florida Property and Casualty Insurance Reform Committee. Mr. Alexander earned his bachelor of science from the University of Florida.

Stephen P. Elker. Independent Director. Mr. Elker joined our board as an independent member in August 2009. Until July 2009, Mr. Elker spent over 36 years with KPMG LLP, the U.S. member firm of KPMG International, beginning in its Washington D.C. office, and then with offices in Rochester, New York and Orlando, Florida. In 1999, Mr. Elker was appointed as managing partner of the Orlando office and has served as partner in charge of the Florida business tax practice since 2001. His responsibilities included providing tax consulting and compliance services for clients in industries including real estate, hospitality and consumer markets. Mr. Elker’s experience extends to advising multinational clients, both U.S. and foreign-based, on mergers, acquisitions, divestitures, international taxation, and cross-border real estate transactions. Mr. Elker earned his bachelor of science in business administration degree from Georgetown University. Mr. Elker is a certified public accountant in the states of Florida and New York.

Mary Lou Fiala. Independent Director. Ms. Fiala joined our board as an independent member in August 2009. She is currently also the vice chairman of the board and chief operating officer of Regency Centers Corporation, a publicly traded REIT specializing in developing, owning and operating grocery-anchored shopping centers located throughout the United States. Ms. Fiala has been Regency’s chief operating officer since January 1999, a director since 1997, vice chairman since 1998, and served as its president from January 1999 to February 2009. Prior to joining Regency, from March 1997 to January 1999, she served as managing director of Security Capital Global Strategic Group Incorporated, where she was responsible for the development of operating systems for the firm’s retail-related initiatives. From 1976 to 1994, Ms. Fiala held various merchandising and store operations positions with predecessors to Macy’s and Federated Department Stores. Following the 1994 merger of Macy’s East with Federated, Ms. Fiala was senior vice president and director of stores, New England until her departure in March 1997. Ms. Fiala has served as a director of Build-A-Bear Workshop, Inc., since January 2005, and Stir Crazy, Inc. She advises the real estate committee of Build-A-Bear Workshop, Inc., which operates stores worldwide. Ms. Fiala recently concluded her term as chairman of the board of trustees for the International Council of Shopping Centers ~~and~~where she worked with real estate companies, owners and developers worldwide, and she continues to serve on ~~their~~its board of trustees and executive committee. Ms. Fiala earned a bachelor of science degree from Miami University.

Robert A. Bourne. Chief Executive Officer. Mr. Bourne has served as our chief executive officer since our inception in December 2008 and as chief executive officer and a manager of our advisor since its inception in December 2008. Mr. Bourne also serves as chief executive officer of CNL Macquarie Global Income Trust, Inc., a newly formed corporation that intends to operate as a REIT, and serves as chief executive officer and a manager of its advisor. He has served in various executive capacities of CNL since 1984 and also serves or has served in a number of executive capacities for a number of CNL Holdings’ affiliates, including: CNL Lifestyle Properties, Inc. and its advisor (2003 to present); CNL Hotels & Resorts, Inc. (1997 to 2007), and its advisor (1997 to 2006); CNL Retirement Properties, Inc. and its advisor (1997 to 2006); Trustreet (2005-2007); CNLRP and its advisor (1994 to 2005); National Retail Properties (1996 to 2005); CNL Capital Markets Corp. (2000 to present); and CNL Securities Corp. (1979 to present). Mr. Bourne also serves as vice chairman of the board of CNLBancshares, Inc. (1999 to present) and served as a director of Trustreet (2005 to 2007). Mr. Bourne began his career as a certified public

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accountant employed by Coopers & Lybrand, Certified Public Accountants (1971 through 1978), where he attained the position of tax manager in 1975. Mr. Bourne graduated from Florida State University with a B.A. in accounting, with honors.

Curtis B. McWilliams. President. Mr. McWilliams has served as our president since inception in December 2008 and as president and a manager of our advisor since inception in December 2008. Mr. McWilliams also serves as president of CNL Macquarie Global Income Trust, Inc., a newly formed corporation that intends to operate as a REIT, and serves as a manager and president of its advisor. In addition, he serves as the chief executive officer and president of CNL Real Estate Advisors Company. Previously, Mr. McWilliams served as president and chief executive officer of Trustreet. Mr. McWilliams also was a member of Trustreet’s board of directors. Prior to its recent acquisition by General Electric’s Franchise Finance business unit, Trustreet was the largest provider of triple-net lease financing to the restaurant industry and the largest publicly traded restaurant REIT in the United States. Trustreet was formed in 2005 from the merger of U.S. Restaurant Properties, Inc., CNLRP and 18 public real estate limited partnerships. Prior to the formation of Trustreet, Mr. McWilliams served as president and chief executive officer for CNLRP. He also served as president and chief executive officer of CNL Restaurant Capital Corp. Mr. McWilliams joined CNL in April 1997. Previously, Mr. McWilliams was with Merrill Lynch for more than 13 years. He spent the majority of his career with Merrill Lynch in the Investment Banking Division, where he served as managing director in the Corporate Banking Group. Prior to leaving Merrill Lynch, Mr. McWilliams served as the chairman of Private Advisory Services, Merrill Lynch’s high net worth brokerage business. Mr. McWilliams received his B.S.E. in chemical engineering from Princeton University and his M.B.A., with a concentration in finance, from the University of Chicago.

Steven D. Shackelford. Chief Financial Officer and Secretary. Mr. Shackelford has served as our chief financial officer and secretary since inception in December 2008 and as chief financial officer and secretary of our advisor since inception in December 2008. Mr. Shackelford also serves as chief financial officer and secretary of CNL Macquarie Global Income Trust, Inc., a newly formed corporation that intends to operate as a REIT, and serves as chief financial officer and secretary of its advisor. Mr. Shackelford joined CNL Real Estate Advisors Company, an affiliate of CNL, in February 2007, as chief financial officer and chief operating officer. Previously, Mr. Shackelford served as chief financial officer, executive vice president, chief operating officer and secretary of Trustreet from February 2005 to February 2007. Before joining Trustreet, Mr. Shackelford served as executive vice president and chief operating officer of CNLRP. He joined CNLRP in September 1996. From March 1995 to July 1996, Mr. Shackelford was a senior manager in the national office of Price Waterhouse where he was responsible for advising foreign clients seeking to raise capital by gaining access to capital markets located in the United States. From August 1992 to March 1995, he was a manager in the Paris, France office of Price Waterhouse, serving several multi-national clients. Mr. Shackelford was a member of the audit staff and a senior accountant from 1986 to 1992 in the Orlando, Florida office of Price Waterhouse. Mr. Shackelford received his undergraduate degree in accounting and an M.B.A. from Florida State University. He is a certified public accountant.

Kimberly J. Ledford. Senior Vice President. Ms. Ledford has served as a senior vice president since our inception in December 2008 and as a senior vice president of our advisor since its inception in December 2008. Ms. Ledford also serves as a senior vice president of CNL Macquarie Global Income Trust, Inc., a newly formed corporation that intends to operate as a REIT, and serves as a senior vice president of its advisor. Ms. Ledford joined Macquarie in January 2004. She is currently a vice president in Macquarie Capital Funds. Ms. Ledford has previously been responsible for real estate product operations for Macquarie Real Estate Group (now part of Macquarie Capital Funds) in North America, where she was actively involved in establishing operational framework and managing ongoing operations for real estate fund products and joint ventures. Prior to joining Macquarie Real Estate Group in February 2005, she worked for Macquarie Margin Lending Group in Sydney from January 2004 through August 2004. Ms. Ledford has eight years of experience in financial services. Other prior positions include portfolio accountant at Prudential Real Estate Investors and senior auditor at KPMG, both in Atlanta. Ms. Ledford earned a master of accountancy and graduated summa cum laude with a B.S. in business administration specializing in accountancy from Auburn University in Auburn, Alabama. Ms. Ledford is a certified public accountant.

Mark D. Mullen. Senior Vice President. Mr. Mullen has served as a senior vice president since our inception in December 2008 and a manager and a senior vice president of our advisor since its inception in December 2008. Mr. Mullen also serves as a senior vice president of CNL Macquarie Global Income Trust, Inc., a newly formed corporation that intends to operate as a REIT, and serves as a manager, chief investment officer and a senior vice president of its advisor. Mr. Mullen is a managing director of Macquarie Capital Funds. He is currently responsible for managing Macquarie’s responsibilities relating to the operation of our advisor. Between July 2005

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PLAN OF DISTRIBUTION

The Offering

We are publicly offering a minimum of $2,000,000 in shares of our common stock and a maximum of $1,500,000,000 in shares of our common stock on a “best efforts” basis through CNL Securities Corp., as our Managing Dealer, participating brokers who are members of FINRA, and/or other Persons exempt from broker-dealer registration. Because this is a “best efforts” offering, CNL Securities Corp. and participating brokers will use only their best efforts to sell our shares and have no firm commitment or obligation to purchase any of our shares. We are offering up to a maximum of $1,500,000,000 (150,000,000 in shares) of our common stock in this offering that includes shares sold pursuant to our Automatic Purchase Plan. The shares will be offered at a maximum of $10.00 per share, unless our board of directors changes this price from time to time, in its sole discretion. We have initially designated 2.5% of the shares in this offering as issuable pursuant to our Distribution Reinvestment Plan at a price of $9.50 per share. Our board of directors may change the price from time to time. We reserve the right to reallocate shares that have been registered for this offering between the primary offering and the Distribution Reinvestment Plan.

We expect to sell the shares designated for our primary offering over a two-year period. If we have not sold all of the primary offering shares within two years after the date of this prospectus, we may continue this offering until [            , 20    ]. In some circumstances, we could continue our primary offering until as late as [            , 20    ] under rules promulgated by the SEC. If we decide to continue our primary offering beyond two years from the date of this prospectus, we will provide that information in a prospectus supplement. If we extend the primary offering, we would also extend the offering of shares under the Distribution Reinvestment Plan. We may terminate this offering at any time. Our offering is expected to be registered, or otherwise qualified, to be sold in various jurisdictions. These registrations are typically effective for one year from their effective dates and are subject to yearly renewals. Although we will attempt to renew these registrations, we cannot guarantee that we will be able to continue offering and selling our shares in each jurisdiction beyond the first year of this offering. Our board of directors may also determine to engage in future offerings of our common stock following the termination of this offering, the terms of which may vary from the terms of this offering.

Individuals must initially invest a minimum of $5,000 and Plans must initially invest a minimum of $4,000. An investor who has made the required minimum investment may purchase additional shares in increments of one share. See “— Subscription Procedures.” Participating brokers in the offering are required to deliver a copy of the prospectus to each potential investor. We plan to make this prospectus, the subscription agreement, certain offering documents, administrative and transfer forms, as well as certain marketing materials, available electronically to participating brokers as an alternative to paper copies. An investor may receive a paper copy of these documents upon request. If a participating broker electronically delivers such documents to an investor, then the participating broker will be responsible for complying with all applicable requirements of the SEC, FINRA and any laws or regulations related to such electronic delivery.

No shares will be sold and this offering will terminate unless subscriptions for at least the Minimum Offering have been obtained within one year after the date of this prospectus. If the Minimum Offering is sold, we may, in our sole discretion, and without prior notice to the subscribers, elect to extend the offering for up to one additional year thereafter, subject to extension as discussed above. Until subscription funds for our shares total $2,000,000, the funds will be held in escrow by UMB Bank, N.A., our escrow agent, and interest earned on such funds will accrue to the benefit of subscribers. Subscription amounts, with any interest earned thereon and without deductions for fees and expenses, will be returned to subscribers in the event that subscriptions aggregating at least $2,000,000 are not received by us within one year after the commencement of this offering.

The proceeds from the sale of our shares of common stock to New York residents are held in trust for the benefit of investors and are used only for the purposes set forth in this prospectus. Before they are applied, funds may be placed in short-term interest bearing investments, including obligations of, or obligations guaranteed by, the U.S. government or bank money market accounts or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation which can be readily sold or otherwise disposed of for cash.

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APPENDIX C

SUBSCRIPTION AGREEMENT

CNL MACQUARIE GLOBAL GROWTH TRUST, INC.                                                  [INSERT LOGO]

Subscription Agreement

1.	INVESTMENT

	☐	Initial Investment
Amount of Subscription $	☐	Additional Purchase (in increments of the then-current per share offering price)
No. of Shares

Make check payable to UMB Bank, N.A., Escrow Agent for CNL Macquarie Global Growth Trust, Inc.

WE DO NOT ACCEPT cash, money orders, starter or counter checks, third-party checks or traveler’s checks.

If a check received from an investor is returned for insufficient funds or otherwise not honored, CNL Macquarie Global Growth Trust, Inc. may return the check with no attempt to redeposit, and any issuance of the shares or declaration of distributions on shares may be rescinded or redeemed. CNL Macquarie Global Growth Trust, Inc. may reject any subscription, in whole or in part, in its sole discretion.

2.	FORM OF OWNERSHIP

Non-Qualified (minimum investment $5,000):	Qualified (minimum investment $4,000):
☐ Individual	☐ IRA

☐ Transfer on Death	☐ Rollover/SEG IRA

☐ Joint Tenant WROS	☐ Simple IRA

☐ Transfer on Death	☐ SEP IRA
☐ UGMA/ UTMA	☐ ROTH IRA

State of	☐ Beneficial IRA
Child’s DOB
☐ Tenants in Common
☐ Profit Sharing Plan
☐ Community Property	☐ Pension Plan
☐ Trust	☐ Other
☐ Check if tax exempt
☐ Corporation	Custodial Information:
☐ Other	Name:
Name of Trust/Corporation/Other
Address:

~~TID:~~
TIN:

Custodian telephone no.:

Custodian/Brokerage Acct Number:

3.		INVESTOR INFORMATION

Print name in which shares are to be registered (Individual/Trust/Corporation/Other as applicable).

	Investor 1:		SSN/~~TID~~TIN:	DOB:	/ /

	Investor 2:		SSN/~~TID~~TIN:	DOB:	/ /

Street Address (required):                                          City:                                      State:                  Zip Code:

☐ If subsequent purchase, check here if new address.

Optional Mailing Address:                                      City:                                      State:                  Zip Code:

Phone (day):                                      Phone (evening):                                                   E-mail:

Check all that apply:             ☐ Subject to backup withholding             ☐ U.S. Citizen             ☐ Resident Alien

4.	DISTRIBUTIONS INSTRUCTIONS

Complete this section to direct your distributions to our Reinvestment Plan (DRP) or to deposit them directly into your account.

Qualified Plan Accounts need the Custodian’s approval to direct distributions. Please check only one of the following options.

☐ Reinvest in CNL Macquarie Global Growth Trust, Inc. shares (See Prospectus for plan details.)	☐ Direct deposit cash (non-custodial accounts only) (Provide information requested below.)

I authorize CNL Macquarie Global Growth Trust, Inc. or its Agents (collectively, the “REIT”) to deposit my distribution to my checking, savings or brokerage account. This authority will remain in force until I notify the REIT in writing to cancel it. In the event that the REIT deposits funds erroneously into my account, it is authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Financial Institution	Address	City/State/Zip

Account Type (check one):	☐ Checking (please include a voided check)	☐ Savings	☐ Brokerage or other

Account Number	ABA Routing Number

5.	AUTOMATIC PURCHASES

Complete the following information if you wish to authorize additional investments in CNL Macquarie Global Growth Trust, Inc. via automatic debits from your bank account. Each investor who elects to participate in the automatic purchase plan agrees that the agreements, representations and warranties made by the investor in this Subscription Agreement apply to all additional purchases made under the plan including that the investor meets the suitability standards in the Prospectus (as defined herein) and this Subscription Agreement. The investor also acknowledges and understands that the notices set forth in this Subscription Agreement also apply to additional purchases made under the automatic purchase plan. See the Prospectus (as defined herein) for plan details. Alabama, Nebraska and Ohio residents are not eligible to participate in the automatic purchase plan.

I wish to make an automatic purchase (minimum of $25 per month or $75 per quarter) in the amount of $                    . Check the appropriate box below designating either a monthly or quarterly debit.

☐ I prefer a monthly automatic debit (on the last business day of each month).

☐ I prefer a quarterly automatic debit (on the last business day of each quarter).

             (initials) I authorize payment for automatic purchases through direct debits from my checking or savings account. Investors must initial this authorization where indicated. Not available on IRA custodial accounts or other retirement accounts.

Please enclose a voided check or deposit slip for the appropriate account to participate in the automatic purchase plan. By enclosing a voided check or deposit slip you authorize the REIT to begin making electronic debits from the checking or savings account designated by the enclosed voided check or deposit slip on the last business day of each month or quarter commencing after the REIT has accepted subscriptions for $2 million of shares and broken escrow. Such deductions and investments will continue until you notify the REIT in writing to change or discontinue them. Should your checking or savings account contain insufficient funds to cover the authorized deduction, no deduction or investment will occur. In such event, your bank may charge you a fee for insufficient funds.

6.	SUBSCRIBER SIGNATURES

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

In order to induce CNL Macquarie Global Growth Trust, Inc. to accept this subscription, I hereby represent and warrant as follows:

(a)	I have received the final Prospectus (as ~~defined herein~~amended or supplemented as of the date hereof) for CNL Macquarie Global Growth Trust, Inc.
		Initials	Initials

(b)

I have (i) a net worth (does not include home, furnishings and personal automobiles) of at least $250,000 or (ii) a net worth (as described above) of at least $70,000 and a gross annual income of at least $70,000.

If applicable, I also meet the additional suitability requirements imposed by my state of primary residence as set forth in the Prospectus (as defined herein) under the ~~section~~sections described in the Prospectus and entitled “Suitability Standards” and “How to Subscribe.” (Applies to Alabama, California Iowa, Kentucky, Massachusetts, Michigan, Missouri, Ohio, Oregon ~~and~~, Pennsylvania and Tennessee investors.)

		Initials	Initials

If applicable, I acknowledge the recommendation imposed by the ~~state~~states of Kansas~~,~~ and Massachusetts, one of which is my primary residence, that my aggregate investments in CNL Macquarie Global Growth Trust, Inc. and similar direct participation investments do not exceed 10% of my “liquid net worth,” which for these purposes is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.
		Initials	Initials

(c)	I acknowledge that there is no public market for the shares and thus my investment in the shares is not liquid.
		Initials	Initials

(d)	I am purchasing the shares for my own account and if I am purchasing shares on behalf of a trust or other entity of which I am trustee or authorized agent I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.
		Initials	Initials

(e)	I am not a resident of the State of Pennsylvania.
		Initials	Initials

Substitute IRS Form W-9 Certification:

The investor signing below, under penalties of perjury, certifies that (i) the number shown on this subscription agreement is its correct taxpayer identification number (or it is waiting for a number to be issued to it) and (ii) it is not subject to backup withholding either because (A) it is exempt from backup withholding, (B) it has not been notified by the Internal Revenue Service (“IRS”) that it is subject to backup withholding as a result of a failure to report all interest or dividends, or (C) the IRS has notified it that it is no longer subject to backup withholding, and (iii) it is a U.S. person for federal tax purposes (including a U.S. resident alien).

[NOTE: CLAUSE (ii) IN THIS CERTIFICATION SHOULD BE CROSSED OUT AND THE “SUBJECT TO BACKUP WITHHOLDING” BOX SHOULD BE CHECKED IN SECTION 3 IF THE INVESTOR HAS BEEN NOTIFIED BY THE IRS THAT IT IS CURRENTLY SUBJECT TO BACKUP WITHHOLDING BECAUSE IT HAS FAILED TO REPORT ALL INTEREST AND DIVIDENDS ON ITS TAX RETURN].

The Internal Revenue Service does not require your consent to any provision of this document other than this certification, which is required to avoid backup withholding.

X			X
	Signature of Investor -OR- Beneficial Owner	Date		Signature of Joint Investor -OR- Trustee/Custodian	Date